TAF 17e-1 Reporting 10-31-16


1Q	2Q	3Q	4Q	Total FY2016	Affiliated Broker(s)
Transamerica Capital Growth (MS)
$-   $267.11   $84.81 	$9.20 	 $361.12 	BIDS

Transamerica Enhanced Muni (Belle Haven)
$-   $-  	$-   	$-   	 $-

Transamerica High Yield Muni (Belle Haven)
$-   $-   	$-   	$-   	 $-

*BelleHaven charges no commissions. All trades were done on an agency basis. There is a $10 ticket charge per trade.